British ion

02049136

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
Global Tree Technologies Inc.	May 31, 2002	July 23, 2002

ISSUER ADDRESS:

Suite #2120, 1055 W. Hastings Street, Vancouver, British Columbia, V6E 2E9

Phone number	*Fax Number:*	*E-mail address*	*Website:*
(604) 682-2928	(604) 688-3346	Info@globaltree.com	www.globaltree.com

CONTACT PERSON	CONTACT'S POSITION	*CONTACT TELEPHONE NO.*
Thomas J. Kennedy	President and Director	(604) 644-9829

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED
"Thomas Kennedy"	July 23, 2002
"Elston Johnston"	July 23, 2002

GLOBAL TREE TECHNOLOGIES INC.

Balance Sheet

(Unaudited – Prepared by Management)

	May 31, 2002 $	August 31, 2001 $
ASSETS		
Current assets:		
Cash	33	1,013
Accounts receivable	5,431	55,004
Prepaid expenses	12,285	12,284
	17,749	68,301
Capital assets (Note 4)	35,000	124,222
Note receivable	361,470	361,222
Mineral property (Note 3)	70,000	60,000
	484,219	613,993
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	736,757	688,752
Due to related parties	419,180	475,263
Notes payable	214,366	171,579
Deferred compensation	164,780	68,480
	1,535,083	1,404,074
Shareholders' equity:		
Share capital (Note 5)	8,509,127	8,493,127
Deficit	(9,559,991)	(9,283,208)
	(1,050,864)	(790,081)
	484,219	613,993

Approved by the Directors:

Sign:

"Thomas Kennedy" *"Elston Johnson"*

GLOBAL TREE TECHNOLOGIES INC.

Statement of Operations and Deficit
(Unaudited – Prepared by Management)

	3 months May 31, 2002	3 months May 31, 2001	9 months May 31, 2002	9 months May 31, 2001
	$	$	$	$
Administrative expenses				
Accounting and audit	1,500	50,084	2,832	210,411
Auto expense	1,161	1,383	1,161	11,074
Bank charges and interest	128	-	485	-
Bandwidth and Communications	27	15,453	27	159,690
Bonus and finder's fees	6,000	-	6,000	-
Business plan	-	(363)	-	34,867
Consulting fees	27,812	47,059	82,163	89,301
Commissions	1,000	-	1,000	8,850
Development costs	-	8,794	-	39,531
Depreciation	7,015	-	31,321	27,381
Interest expense	15,135	10,908	15,135	24,149
Investor relations and Shareholder information	400	416	4,127	63,941
Legal fees	4,339	-	17,870	-
License and taxes	-	3,155	-	7,998
Management fees	18,000	28,823	54,000	155,847
News story and fee	-	18,375	-	57,060
Office services, supplies, rent and Miscellaneous	2,509	102,957	4,023	267,202
Printing	-	1,628	-	14,641
Salaries and benefits	778	171,665	778	451,447
Sub-contractors	-	291,841	-	543,781
Transfer agent fees	2,859	1,739	4,835	6,609
Travel and accommodation	-	38,359	-	178,781
	(79,725)	(799,850)	(225,757)	(2,325,911)
Other recoveries (expenses)				
Interest income	-		6	-
Gain on sale of office equipment	-	-	2,515	-
Write down assets	(52,648)	-	(53,548)	-
Fees		13,200		26,950
Loss on sale of Paulownia tree Plantation		(171,600)		(171,600)
Net Income (Loss) for the period	(132,373)	(958,250)	(276,784)	(2,497,511)
Deficit, beginning of period	(9,427,618)	(6,342,358)	(9,283,207)	(4,803,097)
Deficit, end of period	(9,559,991)	(7,300,608)	(9,559,991)	(7,300,608)
Loss per share	(0.01)	(0.02)	(0.01)	(0.07)

GLOBAL TREE TECHNOLOGIES INC.

Statement of Cash Flows
(Unaudited – Prepared by Management)

	3 months May 31, 2002 $	3 months May 31, 2001 $	9 months May 31, 2002 $	9 months May 31, 2001 $
CASH PROVIDED BY (USED IN)				
Operating activities:				
Loss for the period	(132,373)	(958,250)	(276,784)	(2,497,511)
Items not involving cash:				
Depreciation	7,015	-	31,321	27,381
Write-off assets	52,648	-	53,548	-
Loss on sale of Paulownia Tree Plantation	-	171,600	-	171,600
Loan bonus	-	-	6,000	-
	(72,710)	(786,650)	(185,915)	(2,298,530)
Changes in non-cash working capital items:				
Amounts receivable and prepaid expenses	27,428	(154,310)	49,572	(85,437)
Accounts payable and accrued liabilities	(21,457)	324,843	48,005	633,014
Payable to related parties	(8,318)	225,160	(56,082)	341,696
Deferred compensation	32,100	-	96,300	-
	(42,957)	(390,957)	(48,120)	(1,409,257)
Investing activities:				
Capital assets	-	(49,899)	6,868	(654,943)
Letter patents	-	-	-	(4,845)
Investment in Silviculture Project	-	800,000	-	-
Mineral properties	-	(1)	-	(17,501)
	-	750,100	6,868	(677,289)
Financing activities				
Gain on Sale of office equipment	-	-	(2,515)	-
Bank indebtedness				500,000
Issuance of shares for cash	-	60,000	-	1,865,400
Share subscriptions	-	10,000	-	10,000
Notes payable	42,787	-	42,787	-
Notes receivable		(628,400)		
	42,787	(558,400)	40,272	2,375,400
(Decrease) Increase in cash in the period	(170)	(199,257)	(980)	288,854
Cash, beginning of period	203	542,715	1,013	54,604
Cash, end of period	33	343,458	33	343,458

Supplemental cash flow information

	3 months 2002	3 months 2001	9 months 2002	9 months 2001
Non-cash financing and investing activities:				
Issuance of capital stock for				
Bonus	6,000		6,000	
Mineral Property	10,000		10,000	

1. **Basis of Presentation**

These unaudited interim financial statements have been prepared in accordance with the instructions to the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended August 31, 2001.

2. **Comparative Figures**

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. **Mineral property**

On November 15, 2000 the Company received an option to acquire a 50% interest in 24 mineral claims located in the Cariboo Mining Division, British Columbia. On January 15, 2002 the agreement was amended whereby the Company must:

i) pay $30,000 cash (or in shares of Global Tree at a deemed price of $0.10 per share) within 15 months of the Approval Date (issued during the period);
ii) issue an additional 400,000 common shares of the Company in stages over a four year period; and
iii) incur Exploration Expenditures of $1,550,000 in stages over a five-year period.

4. **Capital Assets**

Cost		Accumulated Depreciation and write-down	Net Value
Furniture and equipment	$ 51,534	$ (36,534)	15,000
Computer equipment	237,018	(217,018)	20,000
	$288,552	$ (253,552)	$35,000

During the period the Company wrote-off the leasehold improvements of $900, wrote-down furniture and equipment by $25,444, and wrote-down computer equipment by $27,204.

5. **Share Capital**

a. Authorized: Unlimited number class "A": common shares without par value.
Unlimited number class "B" convertible preferred shares without par value.

5. **Share Capital, continued**

Issued:

	Number of Shares	Amount
Balance, August 31, 2001	51,518,916	$8,493,127
Issued during the period:		
For loan bonus	60,000	6,000
For mineral property	100,000	10,000
Balance, May 31, 2002	51,678,916	$8,509,127

b. During the period the Company issued 60,000 common shares at a deemed value of $0.10 per share in consideration of two loans made to the Company in aggregate amount of $30,000 and 100,000 common shares pursuant to a mineral property transactions. (see Note 3)

6. **Related Party Transactions**

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company accrued the following amounts to related parties. The amounts are non-interest bearing and are only payable when the company is in a positive cash flow position;

i) $54,000 a Director of the Company for management fees; and
ii) $36,000 to a Director of the Company for consulting fees.

SECURITIES ISSUED DURING THE PERIOD ENDED MAY 31, 2002.

Date YY/MM/DD	Type of Issue	Description	Number of Shares Issued	Price per share	Proceeds $	Type of Consideration

Nil

OPTIONS GRANTED DURING THE PERIOD ENDED MAY 31, 2002.

Date Granted	Number	Type	Description/Name	Exercise Price	Expiry Date

Nil

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MAY 31, 2002

Security	Amount	Exercise or Convertible Price per share	Expiry Date YY/MM/DD
Warrants	8,666,666	$0.20	02/11/24
Options	842,000	$0.10	06/06/04

LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2002

Thomas J. Kennedy, President and Director
Elston Johnston, Director
Dwayne Yaretz, Secretary
Bruce Hirsche, Director

Vernon Porter, Treasurer
Jim Renwick, Assistant Secretary
John Kowalchuk, Vice President

Description of Business

Until late 2000 the Company's principle business was the exploration and development of mineral properties. In mid 2000, the Board of Directors decided to diversify the Company's investments by investing in the e-commerce industry. The Company is presently re-focusing on the resource sector and has withdrawn its application for a change of business.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Results of Operations

The Company reports a net loss of Cdn $276,784 or $0.01 per share, for the nine months ended May 31, 2002. The Company had no revenues during the period other than the sale of office equipment of $4,353. The company wrote off a leasehold investment of $900 upon expiration of the lease and wrote-down the carrying value of the furniture and computer equipment to its estimated net realizable value. There were no other write-downs or write-offs during the period.

Related Party Transactions

Under Management and Services Agreements with the President of the Company the Company is charged monthly fees of $6,000, and a Director of the Company receives $4,000 per month for consulting. These amounts are currently being deferred until the Company is in a position to pay them.

Liquidity and Capital Resources

At this time, the Company has no operating revenues and has a working capital deficiency of approximately $1,517,334. The capital markets' evaluation of internet companies in general has been very negative over the past year "the dot.com effect" and accordingly the company has not been able to obtain new financing as needed to maintain its internet based radio operations. In light of this, the Company has recently changed its focus to the resource sector. The company is dependant upon related party advances and the continued support of its creditors in the short term to remain in existence. During the period the Company issued 60,000 shares as a bonus in connection with $30,000 in loans. The ability of the company to conduct exploration of its mineral property interest or acquire further interests is dependent upon its completing a new equity financing.